

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 25, 2008

Mr. Philip J. Wright
Chief Executive Officer
Lundin Mining Corporation
150 King Street West, Suite 1500
Toronto, ON M5H 1J9

> **Re:    Lundin Mining Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **Response Letter Dated July 28, 2008**
> **File No. 001-33086**

Dear Mr. Wright:

We have reviewed your response letter dated July 28, 2008 and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Exhibit 3

Note 3 – Significant Accounting Policies, page 11

(e)  Mineral properties, plant and equipment, page 12

1.    We have read your response to prior comments 2 and 3, regarding your handling of sales of pre-production material and stripping costs incurred prior to the production phase, and require further information.

You indicate that since you had no sales of pre-production material during any of the periods presented, there is no U.S. GAAP difference to address, whereas such amounts would be reported as revenues rather than adjustments to your property account.

You also state that you had not incurred any pre-production stripping costs at your open pit mine, and that for this reason there is no U.S. GAAP difference to address, whereas you would need to expense costs incurred after production had commenced but before you achieved 70% of mine operating capacity, costs which you indicate are capitalized under your Canadian GAAP policy.

Please submit the disclosure that you propose to include in future filings to clarify your handling of such costs under U.S. GAAP; including representation about the reasons for having no reconciling items for these matters in Note 23, and your intentions if in future periods material amounts of pre-production sales and stripping costs are incurred.

As for your application of EITF 04-6, we view this literature as pertaining to the removal of waste material generally, not restricted to open pit mines. Therefore, please provide further details about costs capitalized for your underground mines after those mines were placed into production, as defined in paragraph 4 of this guidance, the point at which other than de minimis quantities of saleable minerals were first extracted.

If you have capitalized such costs, tell us the amounts capitalized each period; your rationale for capitalizing the costs as opposed to expensing the costs; and the quantities of any incremental reserves accessed as a result.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     via facsimile
        Mr. Adam M. Givertz
        Shearman & Sterling LLP
        (416) 360-2132